                                                                    EXHIBIT 99.1

(AGRIUM LOGO)

                               FIRST QUARTER 2010

                                  NEWS RELEASE

NEWS RELEASE TRANSMITTED BY MARKETWIRE

FOR: AGRIUM INC.

TSX, NYSE SYMBOL: AGU

May 5, 2010

Agrium Reports First Quarter Results; Well Positioned for Strong 2010 Spring Season

CALGARY, ALBERTA--(Marketwire - May 5, 2010) -

ALL AMOUNTS ARE STATED IN U.S.$

Agrium Inc. (TSX:AGU) (NYSE:AGU) announced today a net loss of $7-million ($0.04 diluted loss per share) for the first quarter of 2010, compared with a net loss of $60-million ($0.38 diluted loss per share) in the first quarter of 2009.

The 2010 first quarter results included pre-tax losses of $68-million ($0.30 diluted loss per share) on gas and other hedge positions and a $33-million pre-tax expense ($0.15 diluted loss per share) for stock-based compensation. Excluding these two items, our net earnings were $64-million ($0.41 diluted earnings per share) for the first quarter of 2010.(1)

"A significant rebound in North American and international nutrient demand supported strong results for our Wholesale business. Activity in our Retail operations focused on positioning us to benefit from a very strong spring season for crop inputs. An unusually cold and wet March held U.S. growers back from fieldwork in the first quarter; however, the weather in April has been excellent and growers responded quickly by applying significant levels of crop inputs and making rapid progress in seeding the 2010 crop," said Agrium President & CEO Mike Wilson.

"The fundamentals for agriculture and the nutrient markets continue to be robust. This year's significant increase in acreage devoted to input intensive crops such as corn and cotton will benefit all three of our business units. Furthermore, we believe industry fundamentals will remain strong in both the short and medium-term," continued Mr. Wilson.

Agrium is providing guidance for the second quarter of 2010 of $2.50 to $3.00 diluted earnings per share.(2)

(1) First quarter effective tax rate of 30 percent used for adjusted diluted earnings per share calculations.

(2) See disclosure in the section "Outlook, Key Risks and Uncertainties" in our 2010 first quarter MD&A and additional assumptions in the section "Management's Discussion and Analysis".

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 5, 2010

The following interim management's discussion and analysis ("MD&A") updates our annual MD&A included in our 2009 Annual Report to Shareholders, to which our readers are referred. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A. Forward-Looking Statements are outlined after the Outlook, Key Risks and Uncertainties section of this press release. The major assumptions made in preparing our second quarter guidance are outlined below and include, but are not limited to:

- Wholesale and Retail fertilizer sales volumes higher than levels in the same quarter of 2009 and returning to more historically normal volumes;

- Wholesale fertilizer prices through the second quarter of 2010 approximating current benchmark prices except for tonnes already committed under pricing programs;

- Retail fertilizer gross margin percentages significantly above 2009 second quarter levels;

- Farm income expectations and crop prices at levels sufficient to support demand for fertilizer and crop protection inputs;

- North American weather patterns supporting a normal fertilizer application season;

- The exchange rate for the Canadian dollar, expressed in U.S. dollars, averaging C$1.02 to U.S.$1.00;

-    Average NYMEX gas pricing for the second quarter approximating $4.30/MMBtu;

- Stock-based compensation expense reflecting Agrium's stock price at the close of business on April 30, 2010 ($62.41 U.S.) and a $1 change in stock price equates to a $0.01 change in earnings per share;

- The exclusion from the guidance range of mark-to-market gains or losses on non-qualifying commodity hedge positions settling in future periods; and

-    An effective tax rate for the second quarter of 32 percent.

2010 First Quarter Operating Results

NET LOSS

Agrium's 2010 first quarter consolidated net loss was $7-million ($0.04 diluted loss per share), compared with a net loss of $60-million ($0.38 diluted loss per share) for the same quarter of 2009. Net earnings before interest expense and income taxes ("EBIT") was a loss of $21-million for the first quarter of 2010 compared with a loss of $56-million for the first quarter of 2009. A reconciliation of EBIT to net loss is provided in the section "Non-GAAP Measures". Consolidated gross profit in the first quarter of 2010 was $361-million, an $88-million increase compared with the first quarter of 2009. The increases in gross profit and EBIT for the first quarter of 2010 versus the first quarter of 2009 were primarily driven by higher Wholesale potash sales volumes and Retail crop nutrient gross profit. For discussion on the performance of each business unit, see section "Business Segment Performance".

Expenses were $52-million higher in the first quarter of 2010 compared with the same period last year largely due to a combination of the following items:

-    $26-million change in potash profit taxes;

-    $11-million increase in selling, general and administrative expenses; and

-    $17-million increase in other expense (income).

/T/

Below is a summary of our other expense (income) for the first quarter of 2010 and 2009:

Three months ended March 31,                2010   2009
----------------------------                ----   ----
Stock-based compensation                     33     10
Loss on derivative financial instruments     68     69
Gain on disposal of marketable securities   (52)    --
Acquisition costs                            45     --
Interest income                              (8)   (12)
Foreign exchange loss                         4      6
Other                                         6      6
                                            ---    ---
                                             96     79
                                            ===    ===

/T/

An increase in tax recovery in the first quarter of 2010 is primarily due to the recognition of a previously unrecognized tax benefit. The effective tax rate in the first quarter of 2010, excluding the recognition of the tax benefit, is 30 percent, compared to 31 percent for the same quarter in 2009.

BUSINESS SEGMENT PERFORMANCE

Retail

Retail's 2010 first quarter net sales were $1.1-billion, unchanged from the same period last year. Gross profit increased to $162-million in the first quarter of 2010, compared to $142-million for the same period last year. Retail EBIT was a loss of $72-million in the first quarter of 2010, an improvement over the loss of $94-million in the first quarter of 2009.

Crop nutrient net sales were $371-million in the first quarter of 2010 down from last year's $437-million for the same quarter due to lower crop nutrient prices. While crop nutrient sales volumes were above last year's levels, they were below anticipated volumes due to the late start of the 2010 spring application season. Crop nutrient gross profit was $63-million this quarter, a dramatic improvement over the $18-million in first quarter of 2009. Crop nutrient margins returned to a more normalized first quarter level, averaging 17 percent, significantly above last year.

Crop protection net sales were $462-million in the first quarter of 2010, an 8 percent increase over the $426-million in sales for the same period last year, as the wet weather and supplier programs promoted increased fungicide sales. Gross profit this quarter was $69-million, compared with $77-million in 2009. Crop protection product margins as a percentage of net sales were 15 percent for the first quarter of 2010, as compared to 18 percent in the same period last year. The gross profit and margin declines in the first quarter versus last year were due to extensive supplier rebate programs promoting sales in the first quarter. As is normal, crop protection product margins are expected to increase in the second quarter due to a higher percentage of sales direct to growers and custom-applied sales.(1)

Net sales of seed was $191-million in the first quarter of 2010, compared to $148-million in the same period last year. Seed sales volumes were strong this quarter, although gross profit was $15-million this quarter compared to $25-million in the same quarter last year. The reduction in gross profit was due to pricing pressure on seed products and the timing of rebate programs. It is expected that a higher proportion of rebates this year will be recognized in the second quarter of 2010.(1)

(1) See disclosure in the section "Outlook, Key Risks and Uncertainties" in our 2010 first quarter MD&A and additional assumptions in the section "Management's Discussion and Analysis".

Application services and other net sales were $36-million and gross profit was $15-million this quarter, both slightly lower than results from the same period last year. The reduction was due to the late start to the spring application season. The weather across most growing regions of the U.S. improved dramatically in April of 2010, allowing applications and seeding to progress at a rapid rate in April. Planting progress was well ahead of the past two years by the end of April, 2010.

Retail selling expenses for the first quarter of 2010 were $200-million, marginally higher than the $198-million last year. Selling expenses as a percentage of net sales in the first quarter of 2010 was unchanged at 19 percent.

Wholesale

Wholesale's net sales were $789-million for the first quarter of 2010, a record for a first quarter, and 14 percent higher than the $695-million for the first quarter of 2009. A rebound in fertilizer demand from both domestic and international markets supported strong sales volumes, while gross margins benefited from lower per unit cost of goods sold, as most of our facilities operated at more normal levels in the first quarter of 2010.

The high sales volumes and strong margins resulted in Wholesale achieving the second highest first quarter gross profit and EBIT in our history. Gross profit for the first quarter of 2010 was $217-million compared to $117-million in the same period for 2009. EBIT was $140-million for the first quarter of 2010, $83-million higher than in the first quarter of 2009.

Gross profit for nitrogen was $72-million this quarter, compared to $55-million in the same quarter last year. The increase in gross profit was due to a combination of a 20 percent increase in per tonne margins due to lower cost of product sold, and a 9 percent increase in sales volumes. Domestic urea and ammonia prices were similar to last year levels, while UAN prices were lower than the same period last year. The proportion of ammonia sales to the higher-return agricultural markets is expected to increase significantly in the second quarter and will support higher realized ammonia prices.(1) Cost of product sold was $229 per tonne this quarter, 11 percent lower than the $258 per tonne in the first quarter of 2009. The reduction in per tonne cost of product sold was due primarily to higher operating rates at our international and domestic facilities and higher sales volumes. The higher operating rates at our facilities resulted in a smaller proportion of total fixed costs being charged directly to cost of sales in the period.

Agrium's overall natural gas cost was $5.21/MMBtu in the first quarter of 2010 versus $5.64/MMBtu in the first quarter of 2009, including realized hedging losses of $7-million for the first quarter of 2010 (or $0.21/MMBtu). The U.S. benchmark (NYMEX) natural gas price for the first quarter of 2010 was $5.38/MMBtu, versus $4.86/MMBtu in the same quarter last year and $4.27/MMBtu in the fourth quarter of 2009. The AECO (Alberta) gas price basis was a $0.27/MMBtu discount to NYMEX for the first quarter of 2010.

Gross profit for potash this quarter was $106-million, five times greater than the $21-million in the first quarter of 2009. This significant increase in gross profit was due to a dramatic rebound in sales volumes in the first quarter of 2010 reaching 534,000 tonnes this quarter, an increase of 458,000 tonnes compared to the first quarter of 2009. The supply agreements with China and India brought additional clarity and confidence to potash markets, while there was resurgence in North American demand. The cost of product sold this quarter was $140 per tonne, or almost half of the $277 per tonne recorded in the first quarter of last year. The lower cost was almost entirely due to the Vanscoy facility operating at near capacity for most of this quarter. Sales prices in both domestic and international markets this quarter were about 50 percent lower than the same period last year. The resulting gross margin was $199 per tonne this quarter versus $276 per tonne for the first quarter of 2009.

(1) See disclosure in the section "Outlook, Key Risks and Uncertainties" in our 2010 first quarter MD&A and additional assumptions in the section "Management's Discussion and Analysis".

Phosphate gross profit was $18-million in the first quarter of 2010, compared to $26-million for the same quarter last year. The decrease was due to lower phosphate sales prices compared to the same period last year. Realized prices tend to lag spot prices; in the first quarter of 2009 prices benefited from forward sales made in late 2008 when prices were significantly higher, while in the first quarter of 2010 realized prices lagged the increase in phosphate spot prices. Phosphate sales volumes were 24 percent higher than the same quarter last year, as demand for phosphate products increased substantially quarter over quarter. Phosphate cost of product sold was $388 per tonne, a $42 per tonne decline from the same period last year due to a lower cost of sulphur and a significant increase in operating rates at our Conda facility, which lowered fixed costs on a per tonne basis. The resulting gross margin per tonne was $72 per tonne versus $129 per tonne in the first quarter of 2009.

Gross profit for product purchased for resale was $12-million, $10-million higher than the first quarter of 2009. The increase was due to a return to a more normalized margin of $18 per tonne, versus the depressed level of $2 per tonne for the same period last year given the high cost of carry over inventory. Sales volumes of 677,000 tonnes were 206,000 tonnes lower than last year, primarily due to cold weather which delayed the start of the season in both Europe and North America.

First quarter Wholesale expenses were $18-million higher than last year. Potash profit and capital taxes increased by approximately $26-million as a result of higher potash gross profit and differences between 2009 and 2010 final potash tax return adjustments. Unrealized net mark-to-market and realized losses from commodity derivatives in the first quarter of 2010 were $61-million and $7-million, respectively. These derivative losses were $4-million higher this quarter than the same period last year.

Advanced Technologies

Advanced Technologies' (AAT) first quarter 2010 gross profit was $15-million compared to $10-million in the first quarter of 2009. This increase in gross profit was due primarily to the inclusion of the turf and ornamental retail operations which were transferred in late 2009 from Retail to AAT and contributed approximately $3-million in gross profit in the current quarter. Though volumes sold were down in both the non-retail turf and ornamental and agricultural product segments (including ESN), gross margins increased when compared to the same period last year, when margins were negatively impacted by declining nutrient prices. Volumes sold were lower this quarter versus last year due largely to the late spring season experienced across most regions of the U.S.

EBITDA was $3-million this quarter versus $6-million in the first quarter of 2009. Higher selling, general and administrative costs, as well as lower other income, more than offset the increase in first quarter gross margin compared to last year. Selling, general and administrative costs for AAT were $5-million higher in the first quarter of 2010 than the same period last year due primarily to the inclusion of costs related to the new turf and ornamental retail operations transferred from Retail which were approximately $4-million for the quarter. Lower earnings from our equity ownership in Hanfeng Evergreen Inc. and foreign exchange translation costs contributed to other income being down $2-million in the first quarter of 2010 when compared to the same period of 2009.

Other

EBIT for our other non-operating business unit for the first quarter of 2010 was a loss of $88-million, a decrease of $68-million compared with a loss of $20-million for the first quarter of 2009. The decrease reflected the expensing of costs related to the CF acquisition incurred in 2009, deferral of gross profit on Wholesale products sold to Retail that have yet to be sold to third parties, and an increase in stock-based compensation expense driven by a comparably larger increase in our share price in the first quarter of 2010. The decrease in EBIT was partially offset by gains realized from the sale of 1.2 million CF shares (see discussion under "Business Acquisition").

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets in the three-month period ended March 31, 2010.

/T/

As at
(millions of                      March 31,   December 31,               Explanation of the change in
 U.S. dollars)                       2010         2009       Change                 balance
--------------                    ---------   ------------   ------   ----------------------------------
Current assets
   Cash and cash equivalents          907           933        (26)   See discussion under the
                                                                      Section "Liquidity and
                                                                      Capital Resources".
   Accounts receivable              1,495         1,324        171    Increased Retail rebates and
                                                                      extended sales terms in Q1
                                                                      2010.
   Inventories                      2,988         2,137        851    Seasonal Retail inventory build
                                                                      in preparation for the spring
                                                                      season, including corn and
                                                                      soybean seeds to meet U.S.
                                                                      market demand, as well as
                                                                      increased product costs.
   Prepaid expenses and               335           612       (277)   Drawdown of prepaid inventory
      deposits                                                        as Retail takes delivery of
                                                                      product in anticipation of
                                                                      the spring season demand, and
                                                                      expensing CF acquisition costs
                                                                      related to the termination of the
                                                                      CF offer (see discussion under the
                                                                      section "Business Acquisition").
   Marketable securities                6           114       (108)   Sale of CF shares. See
                                                                      discussion under the
                                                                      section "Business Acquisition".
Current liabilities
   Bank indebtedness                  134           106         28    Increased working capital needs
                                                                      for CMF due to higher sales
                                                                      in Q1 2010.
   Accounts payable and accrued     3,072         2,475        597    Retail inventory purchases made
      liabilities                                                     in anticipation of the spring
                                                                      season and customer prepayments
                                                                      received but not yet drawn down
                                                                      for the upcoming spring
                                                                      application. Partially offset
                                                                      by decrease in current taxes
                                                                      payable.
   Current portion of                 125            --        125    Debentures due February 15,
      long-term debt                                                  2011.
                                    -----         -----       ----
Working capital                     2,400         2,539       (139)
                                    -----         -----       ----

/T/

LIQUIDITY AND CAPITAL RESOURCES

Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Consolidated Statements of Cash Flow:

/T/

                                                              Increase
Three months ended March 31,                   2010   2009   (Decrease)
----------------------------                   ----   ----   ---------
Cash (used in) provided by operating
   activities                                  (114)    69     (183)
Cash provided by (used in) investing
   activities                                    60   (142)     202
Cash provided by (used in) financing
   activities                                    25   (201)     226
Effect of exchange rate changes on cash           3      3       --
   Decrease in cash and cash equivalents-end
      of period                                 (26)  (271)     245

The sources and uses of cash are summarized below:

Cash used in operating activities - Drivers behind the $183-million increase in use of cash

Source of cash     -    $18-million decrease resulting from a net loss of
                        $7-million adjusted for non-cash items, primarily
                        associated with unrealized losses on financial
                        instruments and foreign exchange.
Use of cash        -    $201-million increase in non-cash working capital. The
                        increase in non-cash working capital was primarily
                        driven by a lower increase in accounts payable and
                        accrued liabilities and higher increases in both
                        accounts receivable and inventories in the first quarter
                        of 2010 compared to the first quarter of 2009. These
                        changes are consistent with the discussion under the
                        section "Financial Condition".

Cash provided by   -    Drivers behind the $202-million increase in source of
   investing            cash
   activities
Source of cash     -    Proceeds of $117-million received on the sale of our
                        shares in CF in Q1 2010 that were purchased for
                        $65-million in Q1 2009; and
                   -    Proceeds of $25-million received on the sale of offshore
                        insurance assets.
Use of cash        -    $28-million increase in capital expenditures.
Cash provided by   -    Drivers behind the $226-million increase in source of
   financing            cash
   activities
Source of cash     Increase in CMF's working capital needs in Q1 2010 versus a pay-down of our bank indebtedness from supplier rebates
                   received in Q1 2009.

Our bank indebtedness is summarized as follows:

Short-term credit facilities available
at March 31, 2010 (a)                    Total   Unutilized   Utilized
--------------------------------------   -----   ----------   --------
(millions of U.S. dollars)
North American revolving credit
   facilities expiring 2012 (b)            775       775         --
European credit facilities expiring
   in 2010 to 2012 (c)                     236       125        111
South American credit facilities
   expiring 2010 to 2012                    81        58         23
                                         -----       ---        ---
                                         1,092       958        134
                                         =====       ===        ===

a) As of March 31, 2010, a total of $200-million was available from our accounts receivable securitization facility. For further information, see discussion under the section "Off-Balance Sheet Arrangements" on page 68 of our 2009 Annual Report.

b) Outstanding letters of credit issued under the Company's revolving credit facilities at March 31, 2010 were $82-million, reducing credit available under the facilities to $693-million.

c) Of the total, $11-million is secured. Security pledged for the utilized balance includes inventory, accounts receivable and other items with a total carrying value of $4-million. The utilized balance includes Euro-denominated debt of $40-million.

/T/

Credit Rating

Following Agrium's announcement on March 11, 2010 that it will no longer pursue an acquisition of CF, DBRS Limited removed Agrium from Under Review on March 12, 2010. On March 18, 2010, Moody's concluded its review and removed Agrium from Under Review for negative watch to Stable outlook. For further discussion on CF, see disclosure in the section "Business Acquisition" below.

/T/

As at March 31, 2010 our debt instruments were rated as follows:

                                         Moody's
                                        Investors   Standard &
                         DBRS Limited    Service      Poor's
                         ------------   ---------   ----------
Senior Unsecured Notes
   and Debentures              BBB          Baa2         BBB
Ratings Outlook             Stable        Stable      Stable

/T/

OUTSTANDING SHARE DATA

The number of outstanding shares as at April 30, 2010 was 157 million. As at April 30, 2010, there were approximately 1 million stock options outstanding and issuable assuming full conversion, where each option granted can be exercised for one common share.

/T/

SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

                                        2009                            2008
                   2010    -----------------------------   -----------------------------
                    Q1       Q4      Q3      Q2      Q1      Q4      Q3      Q2      Q1
                  ------   -----   -----   -----   -----   -----   -----   -----   -----
Net sales         $1,798   1,442   1,844   4,090   1,753   1,941   3,113   3,870   1,107
Gross profit         361     383     397     890     273     522   1,048   1,261     392
Net (loss)
   earnings           (7)     30      26     370     (60)    124     367     636     195
(Loss) earnings
   per share
   -basic         $(0.04)   0.19    0.16    2.36   (0.38)   0.79    2.32    4.03    1.24
   -diluted       $(0.04)   0.19    0.16    2.35   (0.38)   0.79    2.31    4.00    1.23

/T/

The agricultural products business is seasonal in nature. Consequently, quarter-to-quarter results are not directly comparable. Sales are concentrated in the spring and fall planting seasons, while produced inventories are accumulated ahead of the application season. Cash collections generally occur after the planting seasons in North and South America.

BUSINESS ACQUISITION

On March 11, 2010, the Company announced that it would no longer pursue an acquisition of CF Industries Holdings, Inc. ("CF") and allowed its offer for CF to expire on March 22, 2010. Acquisition costs of $45-million, previously recorded in prepaid expenses and deposits, were expensed on expiry of the offer. In March 2010, the Company sold its investment in CF, consisting of 1.2 million common shares, and recorded a pre-tax gain in other expenses of $52-million. Unrealized gains on the shares had previously been recorded in other comprehensive income.

Following termination of the CF offer, the conditional sale of 50 percent of the Carseland nitrogen facility to Terra Industries Inc. was also terminated.

INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

Agrium is working towards completing the design and development phase of the transition project. In Q1 2010, Agrium entered the implementation phase for a number of standards. The Company's 2009 Annual Report includes a detailed description of Agrium's IFRS transition plan activities, major milestones and timelines.

/T/

Significant Differences Between IFRS
and Canadian GAAP                                    Estimated Impact
--------------------------------------   ---------------------------------------
Employee Benefits
Agrium expects to use an optional        Estimated transition date impact:
exemption to recognize all cumulative    reduction of shareholders' equity and an
actuarial gains and losses through       increase in pension liabilities by the
its opening retained earnings on         unrecognized actuarial gains and losses
transition date.                         as at transition date

                                         Estimated future impact: none
Share-based payments
IFRS requires cash-settled,              Estimated transition date impact:
share-based awards to be measured at     reduction in shareholders' equity and an
fair value, while Canadian GAAP          increase in liabilities
allows these awards to be measured at
intrinsic value. In addition, Agrium     Estimated future impact: a continued
currently uses straight line             measurement difference between the
depreciation to recognize graded         intrinsic value and the fair value of
vesting stock based instruments,         share based awards
while IFRS requires that each
installment be accounted for as a
separate arrangement.

Income Taxes
Classification of future income tax      Estimated transition date impact:
under IFRS is non-current whereas        reclassifying all future income taxes to
Canadian GAAP splits future income       non-current is expected to result in a
taxes between current and non-current    decrease in current assets and a
components.                              decrease in non-current income tax
                                         liabilities

                                         Estimated future impact: remains a
                                         classification difference

Foreign Exchange
Agrium expects to use an optional        Estimated transition date impact:
exemption that permits a first time      reclassification from accumulated other
adopter to not comply with the           comprehensive income to retained
requirements for cumulative              earnings, resulting in a nil impact to
translation differences that existed     shareholders' equity
at the date of transition to IFRSs.
If this exemption is elected Agrium      Estimated future impact: none
is permitted to deem all cumulative
translation differences for all
foreign operations to be nil at
transition.

/T/

The above listing is not an exhaustive listing of changes on transition to IFRS. Detailed analysis and quantification of these changes is continuing and approval of accounting policies is expected in 2010. Agrium does not expect a significant impact to its business activities nor to its operating cash flows from the transition to IFRS.

NON-GAAP MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (net earnings before interest expense and income taxes) and EBITDA (net earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.

EBIT and EBITDA are not recognized measures under GAAP, and our methods of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

The following table is a reconciliation of EBITDA and EBIT to net loss as calculated in accordance with GAAP:

/T/

Three Months Ended March 31

                                                2010
                      --------------------------------------------------------
(millions of                                 Advanced
 U.S. dollars)        Retail   Wholesale   Technologies   Other   Consolidated
--------------        ------   ---------   ------------   -----   ------------
EBITDA                 (45)       175            3         (86)        47
Depreciation
   and amortization     27         35            4           2         68
                       ---        ---          ---         ---        ---
EBIT                   (72)       140           (1)        (88)       (21)
                       ---        ---          ---         ---        ---
Interest expense                                                      (27)
Income taxes                                                           41
                                                                      ---
Net loss                                                               (7)
                                                                      ===

                                                2009
                      --------------------------------------------------------
(millions of                                 Advanced
 U.S. dollars)        Retail   Wholesale   Technologies   Other   Consolidated
--------------        ------   ---------   ------------   -----   ------------
EBITDA                 (68)        79            6         (18)        (1)
Depreciation and
   amortization         26         22            5           2         55
                       ---        ---          ---         ---        ---
EBIT                   (94)        57            1         (20)       (56)
                       ---        ---          ---         ---        ---
Interest expense                                                      (31)
Income taxes                                                           27
                                                                      ---
Net loss                                                              (60)
                                                                      ===

/T/

BUSINESS RISKS

The information presented on enterprise risk management and business risks on pages 81 - 88 in our 2009 Annual Report has not changed materially since December 31, 2009.

CONTROLS & PROCEDURES

There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

Corn prices remain significantly higher than historic averages, despite record global grain yields and recent price pressure from improved spring seeding conditions. Soybean prices have been supported by record export demand. The results of the USDA Prospective Plantings indicate U.S. growers intend to plant
88.8 million acres of corn and 78.1 million acres of soybeans, up 2.3 million acres and 0.6 million acres respectively. Cotton area is expected to increase by
1.5 million acres over last year, to reach 10.5 million acres in 2010. With the rapid seeding progress in April, many analysts believe corn and cotton area may be even higher than the USDA report. The simultaneous increase in corn, soybean and cotton area is expected to support crop input demand.

Crop margins continue to be well above average for most crops and indications are U.S. growers have returned to more normal fertilizer application rates this spring. The late start to the spring season and the carryover of some crop protection products from last year resulted in limited price appreciation for the crop protection product market, and to a lesser extent the seed segment in the first quarter of 2010. However, the excellent weather for crop input application in April 2010 and well above average seeding progress experienced during the month is expected to result in improvement in the seed and crop protection markets in the second quarter of 2010.

International urea prices have been under pressure over the past month, due in part to delayed spring demand in Europe and the U.S. Buyers have been patient in making additional purchasing while the market has declined. Looking forward, North American applications are expected to be strong through the spring due to the increase in corn and cotton area. In addition, Indian domestic urea demand usually shows a seasonal increase in the middle of the year. Export supply availability will increase in July as Chinese urea export tariffs are reduced to 7 percent. While there still remains a fair amount of uncertainty over what Ukraine nitrogen producers will ultimately pay for their natural gas feedstock, most industry analysts believe the price delivered to the plant is likely to exceed $7/MMBtu, assuming the Ukraine government follows the recommendation of the IMF to eliminate the direct gas subsidy to industrial users.

India locked in over 6 million tonnes of DAP to date for 2010 providing underlying support to the phosphate market. U.S. spring applications are expected to be strong, which are expected to keep inventories tight. U.S. DAP and MAP inventories at the end of March were reported to be 34 percent below March 2009 and 21 percent below the five-year average. Brazilian dry phosphate imports in 2010 have so far remained below normal levels. Brazilian demand tends to increase in the middle of the calendar year which would support the market demand for this period.

Potash demand rebounded from the low levels reached in the 2008/09 fertilizer year, with a significant recovery in demand from both domestic and international markets. There was clarity resulting from the Chinese contracts for 2010, and from the finalization of the Indian Nutrient Based Subsidy. India has been purchasing significant potash volumes since the price was determined. North American producer inventories continued to tighten, with the TFI report that March 2010 potash inventories dropped 44 percent below March 2009 levels and 21 percent below the five-year average. Brazilian imports of potash were improved significantly in the first quarter of 2010, relative to the depressed levels experienced in 2009, although they still remained below the previous five year average for the first quarter. Looking ahead, Brazilian imports seasonally increase beginning in May and peak in the third quarter.

Forward-Looking Statements

Certain statements and other information included in this press release constitute "forward-looking information" within the meaning of applicable Canadian securities legislation or constitute "forward-looking statements" (together, "forward-looking statements"). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management's expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium's reports filed with the SEC. Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements.

OTHER

Agrium Inc. is a major Retail supplier of agricultural products and services in North and South America, a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium's strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.

A WEBSITE SIMULCAST of the 2010 1st Quarter Conference Call will be available in a listen-only mode beginning Wednesday, May 5, 2010 at 9:30 a.m. MT (11:30 a.m.
ET). Please visit the following website: www.agrium.com

/T/

AGRIUM INC.
Consolidated Statements of Operations
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

                                               Three
                                            months ended
                                              March 31,
                                            -------------
                                             2010    2009
                                            -----   -----
Sales                                       1,848   1,795
Direct freight                                 50      42
                                            -----   -----
Net sales                                   1,798   1,753
Cost of product sold                        1,437   1,480
                                            -----   -----
Gross profit                                  361     273
Expenses
   Selling                                    211     204
   General and administrative                  48      44
   Depreciation and amortization               32      31
   Potash profit and capital tax                3     (23)
   Earnings from equity investees (note 6)     (9)     (6)
   Other expenses (note 3)                     96      79
                                            -----   -----
Loss before interest, income taxes
   and non-controlling interests              (20)    (56)
   Interest on long-term debt                  23      25
   Other interest                               4       6
                                            -----   -----
Loss before income taxes and
   non-controlling interests                  (47)    (87)
   Income taxes                               (41)    (27)
   Non-controlling interests                    1      --
                                            -----   -----
Net loss                                       (7)    (60)
                                            =====   =====
Loss per share (note 4)
   Basic                                    (0.04)  (0.38)
   Diluted                                  (0.04)  (0.38)
                                            =====   =====

See accompanying notes.

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

                                               Three
                                            months ended
                                              March 31,
                                            -------------
                                             2010    2009
                                            -----   -----
Operating
   Net loss                                   (7)    (60)
   Items not affecting cash
      Depreciation and amortization           68      55
      Earnings from equity investees          (9)     (6)
      Stock-based compensation                33      10
      Unrealized loss on derivative
         financial instruments                61      28
      Acquisition costs (note 2)              45      --
      Gain on disposal of marketable
         securities (note 2)                 (52)     --
      Unrealized foreign exchange loss         6      82
      Future income taxes                    (27)      6
      Non-controlling interests                1      --
      Other                                    4     (10)
   Net changes in non-cash working
      capital                               (237)    (36)
                                            ----    ----
Cash (used in) provided by operating
   activities                               (114)     69
                                            ----    ----
Investing
   Acquisitions, net of cash acquired         --     (15)
   Capital expenditures                      (76)    (48)
   Proceeds from disposal of investments      25      --
   Purchase of marketable securities          --     (65)
   Proceeds from disposal of marketable
       securities                            117      --
   Other                                      (6)    (14)
                                            ----    ----
Cash provided by (used in) investing
   activities                                 60    (142)
                                            ----    ----
Financing
   Bank indebtedness                          33    (193)
   Repayment of long-term debt                (1)     --
   Dividends paid                             (9)     (9)
   Shares issued, net of issuance costs        2       1
                                            ----    ----
Cash provided by (used in) financing
   activities                                 25    (201)
                                            ----    ----
Effect of exchange rate changes on cash        3       3
                                            ----    ----
Decrease in cash and cash equivalents        (26)   (271)
Cash and cash equivalents - beginning of
   period                                    933     374
Deconsolidation of Egypt subsidiary           --     (17)
                                            ----    ----
Cash and cash equivalents - end of period    907      86
                                            ====    ====

See accompanying notes.

AGRIUM INC.
Consolidated Balance Sheets
(Millions of U.S. dollars)
(Unaudited)

                                                    As at
                                                  March 31,          As at
                                               ---------------   December 31,
                                                2010     2009        2009
                                               ------   ------   ------------
ASSETS
Current assets
   Cash and cash equivalents                      907       86         933
   Accounts receivable                          1,495    1,292       1,324
   Inventories (note 5)                         2,988    3,786       2,137
   Prepaid expenses and deposits                  335      704         612
   Marketable securities                            6       88         114
                                               ------   ------       -----
                                                5,731    5,956       5,120
Property, plant and equipment                   1,835    1,470       1,782
Intangibles                                       612      653         617
Goodwill                                        1,804    1,794       1,801
Investment in equity investees (note 6)           367      330         370
Other assets                                       52       98          95
                                               ------   ------       -----
                                               10,401   10,301       9,785
                                               ======   ======       =====
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Bank indebtedness (note 7)                     134      293         106
   Accounts payable and accrued liabilities     3,072    3,269       2,475
   Current portion of long-term debt (note 7)     125       --          --
                                               ------   ------       -----
                                                3,331    3,562       2,581
Long-term debt (note 7)                         1,574    1,614       1,699
Other liabilities                                 398      347         381
Future income tax liabilities                     504      701         521
Non-controlling interests                          12       13          11
                                               ------   ------       -----
                                                5,819    6,237       5,193
Shareholders' equity                            4,582    4,064       4,592
                                               ------   ------       -----
                                               10,401   10,301       9,785
                                               ======   ======       =====

See accompanying notes.

AGRIUM INC.
Consolidated Statements of Comprehensive Income and Shareholders' Equity (Millions of U.S. dollars, except share data)
(Unaudited)

                               Millions
                                  of
                                common     Share    Contributed
                                shares    capital     surplus
                               --------   -------   -----------
December 31, 2009                 157      1,969         8
                                  ---      -----       ---
Net loss
Available for sale financial
   instruments (a)
Foreign currency translation
Comprehensive income
Stock options exercised                       3
                                  ---      -----       ---
March 31, 2010                    157      1,972         8
                                  ---      -----       ---
December 31, 2008                 157      1,961         8
                                  ---      -----       ---
Net loss
Cash flow hedges (b)
Available for sale financial
   instruments (c)
Foreign currency translation
Comprehensive income
Stock options exercised                        2
                                  ---      -----       ---
March 31, 2009                    157      1,963         8
                                  ===      =====       ===

                                            Accumulated
                                               other             Total
                               Retained    comprehensive   shareholders'
                               earnings   income (note 8)      equity
                               --------   --------------   -------------
December 31, 2009               2,662           (47)           4,592
                                -----          ----            -----
Net loss                           (7)                            (7)
Available for sale financial
   instruments (a)                              (29)             (29)
Foreign currency translation                     23               23
                                               ----            -----
Comprehensive income                                             (13)
                                                               -----
Stock options exercised                                            3
                                -----          ----            -----
March 31, 2010                  2,655           (53)           4,582
                                -----          ----            -----

December 31, 2008               2,313          (172)           4,110
                                -----          ----            -----
Net loss                          (60)                           (60)
Cash flow hedges (b)                             (1)              (1)
Available for sale financial
   instruments (c)                               14               14
Foreign currency translation                     (1)              (1)
                                                               -----
Comprehensive income                                             (48)
                                                               -----
Stock options exercised                                            2
                                -----          ----            -----
March 31, 2009                  2,253          (160)           4,064
                                =====          ====            =====

(a)  Net of tax of $18-million.

(b)  Net of tax of nil.

(c)  Net of tax of $9-million.

See accompanying notes.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three months ended March 31, 2010
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

/T/

1. SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2009. In management's opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such information. The Company has evaluated events subsequent to the date the consolidated financial statements were issued.

The agricultural products business is seasonal in nature. Sales are concentrated in the spring and fall planting seasons, while produced inventories are accumulated ahead of the application season. Cash collections generally occur after the planting seasons in North and South America.

Certain comparative figures have been reclassified to conform to the current year's presentation.

2. BUSINESS ACQUISITION

CF Industries Holdings, Inc.

On March 11, 2010, the Company announced that it would no longer pursue an acquisition of CF Industries Holdings, Inc. ("CF") and allowed its offer for CF to expire on March 22, 2010. Acquisition costs of $45-million, previously recorded in prepaid expenses and deposits, were expensed on expiry of the offer. In March 2010, the Company sold its investment in CF, consisting of 1.2 million common shares, and recorded a pre-tax gain in other expenses of $52-million. Unrealized gains on the shares had previously been recorded in other comprehensive income.

/T/

3. OTHER EXPENSES

                                                Three
                                             months ended
                                              March 31,
                                             -----------
                                             2010   2009
                                             ----   ----
Stock-based compensation                      33     10
Loss on derivative financial instruments      68     69
Acquisition costs                             45     --
Gain on disposal of marketable securities    (52)    --
Environmental remediation and accretion of
   asset retirement obligations               (2)     6
Interest income                               (8)   (12)
Foreign exchange loss                          4      6
Bad debt expense                               6      5
Other                                          2     (5)
                                             ---    ---
                                              96     79
                                             ===    ===

4. LOSS PER SHARE

                                                       Three
                                                    months ended
                                                     March 31,
                                                   -------------
                                                    2010    2009
                                                   -----   -----
Numerator
   Net loss                                           (7)    (60)
                                                   -----   -----
Denominator
   Weighted-average number of shares outstanding
      for basic loss per share                       157     157
   Dilutive instruments - stock options (a)           --      --
                                                   -----   -----
   Weighted-average number of shares outstanding
      for diluted loss per share                     157     157
                                                   =====   =====
   Basic loss per share                            (0.04)  (0.38)
   Diluted loss per share                          (0.04)  (0.38)
                                                   =====   =====

(a) For diluted loss per share, conversion or exercise is assumed only if the effect is dilutive to basic loss per share.

5. INVENTORIES

                         As at
                       March 31,         As at
                     -------------   December 31,
                      2010    2009       2009
                     -----   -----   ------------
Raw materials          247     268        231
Finished goods         405     442        359
Product for resale   2,336   3,076      1,547
                     -----   -----      -----
                     2,988   3,786      2,137
                     =====   =====      =====

6. INVESTMENT IN EQUITY INVESTEES

                                               As at
                                             March 31,        As at
                                            -----------   December 31,
                                 Interest   2010   2009       2009
                                 --------   ----   ----   ------------
MISR Fertilizer Production
   Company, S.A.E. ("MOPCO")
   a private company operating
   in Egypt                        26.0%     274    254        270
Hanfeng Evergreen Inc.
   ("Hanfeng"), 11.9 million
   common shares                   19.5%      89     72         87
Other                                          4      4         13
                                             ---    ---        ---
                                             367    330        370
                                             ===    ===        ===

                                    Three
                                 months ended
                                   March 31,
                                 ------------
Earnings from equity investees   2010    2009
------------------------------   ----   -----
MOPCO                              4       4
Hanfeng                            1       2
Other                              4      --
                                 ---     ---
                                   9       6
                                 ===     ===

7. DEBT

                                                           As at                   As at
                                                         March 31,             December 31,
                                               -----------------------------   ------------
                                                            2010                   2009
                                               -----------------------------   ------------
                                               Total   Unutilized   Utilized     Utilized
                                               -----   ----------   --------   ------------
Bank indebtedness
North American revolving credit
   facilities expiring 2012 (a)                  775       775          --           --
European credit facilities
   expiring 2010 to 2012 (b)                     236       125         111           74
South American credit
   facilities expiring
   2010 to 2012                                   81        58          23           32
                                               -----       ---       -----        -----
                                               1,092       958         134          106
                                               =====       ===       =====        =====

Current portion of long-term debt
   8.25% debentures due February 15, 2011                              125           --
                                                                     =====        =====
Long-term debt
---------------------------------------------                        -----        -----
Unsecured
   Floating rate bank loans due May 5, 2013                            460          460
   Floating rate bank loans due 2011 to 2012                            26           26
   6.75% debentures due January 15, 2019                               500          500
   7.125% debentures due May 23, 2036                                  300          300
   7.7% debentures due February 1, 2017                                100          100
   7.8% debentures due February 1, 2027                                125          125
   8.25% debentures due February 15, 2011                               --          125
Secured
   Other                                                                73           73
                                                                     -----        -----
                                                                     1,584        1,709
Unamortized transaction costs                                          (10)         (10)
                                                                     -----        -----
                                                                     1,574        1,699
                                                                     =====        =====

                                                             Three
                                                         months ended
                                                           March 31,
                                                         ------------
Accounts receivable securitization                       2010    2009
----------------------------------                       ----   -----
Cumulative proceeds from securitization,
   beginning of period                                    --     200
Proceeds from sales of receivables                        --     200
Securitization reduction payments                         --    (200)
                                                         ---    ----
Cumulative proceeds from securitization, end of period    --     200
                                                         ===    ====

(a) Outstanding letters of credit issued under the Company's revolving credit facilities at March 31, 2010 were $82-million, reducing credit available under the facilities to $693-million.

(b) The facilities bear interest at various base rates plus a fixed or variable margin. Of the total, $11-million is secured (December 31, 2009 - $137-million). Security pledged for the utilized balance includes inventory, accounts receivable and other items with a total carrying value of $4-million (December 31, 2009 - $87-million). The utilized balance includes Euro-denominated debt of $40-million (December 31, 2009 - $31-million).

8.  ACCUMULATED OTHER COMPREHENSIVE INCOME

                                  As at          As at
                                March 31,    December 31,
                               -----------   ------------
                               2010   2009       2009
                               ----   ----   ------------
Cash flow hedges, net of tax     2       5         2
Available for sale financial
   instruments, net of tax      --      14        29
Foreign currency translation   (55)   (179)      (78)
                               ---    ----       ---
                               (53)   (160)      (47)
                               ===    ====       ===

9. EMPLOYEE FUTURE BENEFITS

                                         Three
                                     months ended
                                       March 31,
                                     ------------
                                     2010    2009
                                     ----   -----
Defined benefit pension plans
   Service cost                        1      1
   Interest cost                       3      2
   Expected return on plan assets     (3)    (2)
   Net amortization and deferral       1      1
                                     ---    ---
   Net expense                         2      2
                                     ---    ---
Post-retirement benefit plans
   Service cost                       --      1
   Interest cost                       1      1
                                     ---    ---
   Net expense                         1      2
                                     ---    ---
Defined contribution pension plans     8      9
                                     ---    ---
Total expense                         11     13
                                     ===    ===

/T/

10. FINANCIAL INSTRUMENTS

Risk management

In the normal course of business, the Company's financial position, results of operations and cash flows are exposed to various risks. On an annual basis, the Board approves a strategic plan that takes into account the opportunities and major risks of the Company's business and mitigation factors to reduce these risks. The Board also reviews risk management policies and procedures on an annual basis and sets upper limits on the transactional exposure to be managed and the time periods over which exposures may be managed. The Company manages risk in accordance with its Exposure Management Policy. The objective of the policy is to reduce volatility in cash flow and earnings.

Sensitivity analysis to risk is provided where the effect on net loss or shareholders' equity could be material. Sensitivity analysis is performed by relating the reasonably possible changes in the risk variable at March 31, 2010 to financial instruments outstanding on that date while assuming all other variables remain constant.

Market risk

(a)  Currency risk

U.S. dollar denominated transactions in our Canadian operations generate foreign exchange gains and losses on outstanding balances which are recognized in net loss. The net U.S. dollar denominated balance in Canadian operations is $146-million. A strengthening or weakening of $0.01 in the U.S. dollar against the Canadian dollar would have an immaterial effect on net loss.

/T/

Balances in non-U.S. dollar subsidiaries   Canadian
(in U.S. dollar equivalent)                 dollars   Euro
----------------------------------------   --------   ----
Cash and cash equivalents                     65         9
Accounts receivable                          173       106
Bank indebtedness                             --      (111)
Accounts payable and accrued liabilities    (533)      (36)
                                            ----      ----
                                            (295)      (32)
                                            ====      ====

/T/

A foreign currency translation adjustment is recognized in other comprehensive income upon translation of our Canadian and European operations to U.S. dollars. A strengthening or weakening of $0.01 of the Canadian dollar against the U.S. dollar, or the Euro against the U.S. dollar, would have an immaterial effect on comprehensive income.

(b)  Commodity price risk

For natural gas derivative financial instruments outstanding at March 31, 2010, an increase or decrease of $0.10 per MMBtu would have an immaterial effect on net loss.

(c)  Interest rate risk

The Company's cash and cash equivalents include highly liquid investments with a term of three months or less that earn interest at market rates. The Company manages its interest rate risk on these investments by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest on cash and cash equivalents do not have a significant impact on the Company's results of operations due to the short term to maturity of the investments.

Credit risk

There were no significant uncollectible trade receivable balances at March 31, 2010.

/T/

                                  Three months   Twelve months
                                      ended          ended
                                    March 31,     December 31,
                                  ------------   -------------
Allowance for doubtful accounts   2010    2009        2009
-------------------------------   ----   -----   -------------
Balance, beginning of period       46      36         36
Additions                          10       8         47
Write-offs                         (2)     (1)       (37)
                                  ---     ---        ---
Balance, end of period             54      43         46
                                  ===     ===        ===
Balance as a percent of trade
   accounts receivable (%)          4       3          4
                                  ===     ===        ===

/T/

The Company may be exposed to certain losses in the event that counterparties to short-term investments and derivative financial instruments are unable to meet their contractual obligations. The Company manages this counterparty credit risk with policies requiring that counterparties to short-term investments and derivative financial instruments have an investment grade or higher credit rating and policies that limit the investing of excess funds to liquid instruments with a maximum term of one year and limit the maximum exposure to any one counterparty. The Company also enters into master netting agreements that mitigate its exposure to counterparty credit risk. At March 31, 2010, all counterparties to derivative financial instruments have maintained an investment grade or higher credit rating and there is no indication that any counterparty will be unable to meet their obligations under derivative contracts.

/T/

                                                 As at          As at
                                               March 31,    December 31,
Maximum credit exposure based on derivative   -----------   ------------
financial instruments in an asset position    2010   2009       2009
-------------------------------------------   ----   ----   ------------
Foreign exchange contracts                      2     --           1
Natural gas, power and nutrient contracts       3     16           8
                                              ---    ---         ---
                                                5     16           9
                                              ===    ===         ===

/T/

Liquidity risk

The Company's accounts payable and accrued liabilities generally have contractual maturities of six months or less.

/T/

Classification and fair values of financial instruments

Financial instrument                       Classification       Carrying value
-------------------------------------   -------------------   ------------------
Cash and cash equivalents               Held for trading      Fair value
Accounts receivable (a)                 Loans & receivables   Amortized cost
Accounts receivable - derivative
   financial instruments (c)            Held for trading      Fair value
Marketable securities                   Available for sale    Fair value
                                        or held for trading
Other assets                            Loans & receivables   Amortized cost
Other assets - derivative
   financial instruments (c)            Held for trading      Fair value
Bank indebtedness (a)                   Other liabilities     Amortized cost
Accounts payable and accrued
   liabilities (a)                      Other liabilities     Amortized cost
Accounts payable and accrued
   liabilities - derivative financial
   instruments (c)                      Held for trading      Fair value
Long-term debt (b)                      Other liabilities     Amortized cost
Other liabilities                       Other liabilities     Amortized cost
Other liabilities - derivative
   financial instruments (c)            Held for trading      Fair value
=====================================   ===================   ==================

(a)  Carrying value approximates fair value due to their short-term nature.

(b)  The fair value of floating-rate loans approximates their carrying value.

(c) Fair value is recorded at the estimated amount the Company would receive or pay to terminate the contracts.

                                               As at          As at
                                             March 31,     December 31,
                                           -------------   ------------
Long-term debt including current portion    2010    2009       2009
----------------------------------------   -----   -----   ------------
Fair value of long-term debt (level 2)     1,833   1,473       1,805
Carrying value of long-term debt
   (amortized cost)                        1,707   1,625       1,709
Weighted-average effective interest
   rate on long-term debt (%)                  6       6           6
                                           =====   =====       =====

                                                   As at March 31, 2010
                                           -----------------------------------
Fair value of financial instruments        Level 1   Level 2   Netting   Total
----------------------------------------   -------   -------   -------   -----
Cash and cash equivalents                    907        --        --      907
Accounts receivable
   Foreign exchange derivative
      financial instruments                   --         2        --        2
   Gas, power and nutrient derivative
      financial instruments                   47         5       (50)       2
Marketable securities
   Other (held for trading)                    6        --        --        6
Other assets
   Gas, power and nutrient derivative
      financial instruments                   26         6       (31)       1
Bank indebtedness                            134        --        --      134
Accounts payable and accrued liabilities
   Foreign exchange derivative
      financial instruments                   --        (1)       --       (1)
   Gas, power and nutrient derivative
      financial instruments                  (93)       (8)       51      (50)
Other liabilities
   Gas, power and nutrient derivative
      financial instruments                  (72)       (5)       30      (47)
                                           =======   =======   =======   =====

                                                   As at March 31, 2009
                                           -----------------------------------
Fair value of financial instruments        Level 1   Level 2   Netting   Total
----------------------------------------   -------   -------   -------   -----
Cash and cash equivalents                     86         --       --       86
Accounts receivable
   Gas, power and nutrient derivative
      financial instruments                   20          5      (22)       3
Marketable securities
   Investment in CF (available for sale)      88         --       --       88
Other assets
   Gas, power and nutrient derivative
      financial instruments                   45          2      (34)      13
   Other (available for sale)                 28         --       --       28
Bank indebtedness                            293         --       --      293
Accounts payable and accrued liabilities
   Foreign exchange derivative
      financial instruments                   --        (14)      --      (14)
   Gas, power and nutrient derivative
      financial instruments                  (84)       (11)      22      (73)
Other liabilities
   Gas, power and nutrient derivative
      financial instruments                  (58)        (2)      34      (26)
                                           =======   =======   =======   =====

                                                 As at December 31, 2009
                                           -----------------------------------
Fair value of financial instruments        Level 1   Level 2   Netting   Total
----------------------------------------   -------   -------   -------   -----
Cash and cash equivalents                    933       --         --      933
Accounts receivable
   Foreign exchange derivative
      financial instruments                   --        1         --        1
   Gas, power and nutrient derivative
      financial instruments                   35        6        (36)       5
Marketable securities
   Investment in CF (available for sale)     113       --         --      113
   Other (held for trading)                    1       --         --        1
Other assets
   Gas, power and nutrient derivative
      financial instruments                   26        3        (26)       3
   Other (available for sale)                 25       --         --       25
Bank indebtedness                            106       --         --      106
Accounts payable and accrued liabilities
   Gas, power and nutrient derivative
      financial instruments                  (44)      (6)        36      (14)
Other liabilities
   Gas, power and nutrient derivative
      financial instruments                  (47)      (4)        26      (25)
                                           =======   =======   =======   =====

/T/

11. CAPITAL MANAGEMENT

The Company's primary objectives when managing capital are to provide for: (a) an appropriate rate of return to shareholders in relation to the risks underlying the Company's assets; and, (b) a prudent capital structure for raising capital at a reasonable cost for the funding of ongoing operations, capital expenditures, and new growth initiatives.

The ratios outlined in the table below are monitored by the Company in managing its capital.

/T/

                                             As at          As at
                                           March 31,    December 31,
                                          -----------   ------------
                                          2010   2009       2009
                                          ----   ----   ------------
Net debt to net debt plus equity (%) (a)    17     31        16
Interest coverage (multiple) (b)           8.2   16.1       7.5
                                          ====   ====      ====

(a) Net debt includes bank indebtedness and long-term debt, net of cash and cash and cash equivalents. Equity includes shareholders' equity.

(b) Interest coverage is the last twelve months net earnings before interest expense, income taxes, depreciation, amortization and asset impairment divided by interest, which includes interest on long-term debt plus other interest.

(c) The measures of debt, equity and net earnings described above are non-GAAP financial measures which do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other issuers.

(d) The Company's strategy for managing capital is unchanged from December 31, 2009.

/T/

The Company's revolving credit facilities require the Company maintain specific interest coverage and debt to capital ratios as well as other non-financial covenants as defined in the debt agreement. The Company was in compliance with all covenants at March 31, 2010.

/T/

12. SEGMENTATION

                                                   Three
                                                months ended
                                                 March 31,
                                               -------------
                                                2010    2009
                                               -----   -----
Consolidated net sales
                                               -----   -----
Retail
   Crop nutrients                                371     437
   Crop protection products                      462     426
   Seed                                          191     148
   Services and other                             36      40
                                               -----   -----
                                               1,060   1,051
                                               -----   -----
Wholesale
   Nitrogen                                      239     229
   Potash                                        181      42
   Phosphate                                     115     113
   Product purchased for resale                  205     266
   Other                                          49      45
                                               -----   -----
                                                 789     695
                                               -----   -----
Advanced Technologies                             63      67
Other (a)                                       (114)    (60)
                                               -----   -----
                                               1,798   1,753
                                               -----   -----
Consolidated inter-segment sales
   Retail                                          5       1
   Wholesale                                      99      42
   Advanced Technologies                          10      17
                                               -----   -----
                                                 114      60
                                               -----   -----

Consolidated net loss
-------------------------------------------    -----   -----
   Retail                                        (72)    (94)
   Wholesale                                     140      57
   Advanced Technologies                          (1)      1
   Other (a)                                     (88)    (20)
                                               -----   -----
   Loss before interest and income taxes (b)     (21)    (56)
   Interest on long-term debt                     23      25
   Other interest                                  4       6
                                               -----   -----
   Loss before income taxes (b)                  (48)    (87)
   Income taxes                                  (41)    (27)
                                               -----   -----
                                                  (7)    (60)
                                               -----   -----

(a) The Other segment is a non-operating segment for inter-segment eliminations and corporate functions. Net sales between segments are accounted for at prices that approximate fair market value.

(b)  Net of non-controlling interests.

AGRIUM INC.
Results by Segment
(Unaudited - millions of U.S. dollars)
Schedule 1

                                   Three months ended March 31,
                            ------------------------------------------
                                                            Advanced
                                Retail       Wholesale    Technologies
                            -------------   -----------   ------------
                             2010    2009   2010   2009   2010    2009
                            -----   -----   ----   ----   ----   -----
Net Sales - external        1,055   1,050    690    653     53     50
          - inter-segment       5       1     99     42     10     17
                            -----   -----    ---    ---    ---    ---
Total net sales             1,060   1,051    789    695     63     67
Cost of product sold          898     909    572    578     48     57
                            -----   -----    ---    ---    ---    ---
Gross profit                  162     142    217    117     15     10
                            -----   -----    ---    ---    ---    ---
Gross profit (%)               15      14     28     17     24     15
                            =====   =====    ===    ===    ===    ===
Selling expenses              200     198      9      8      6      1
EBITDA (1)                    (45)    (68)   175     79      3      6
EBIT (2)                      (72)    (94)   140     57     (1)     1

                                 Three months ended
                                      March 31,
                            --------------------------
                                Other          Total
                            -----------   ------------
                            2010   2009    2010   2009
                            ----   ----   -----   ----
Net Sales - external          --    --    1,798   1,753
          - inter-segment   (114)  (60)      --      --
                            ----   ---    -----   -----
Total net sales             (114)  (60)   1,798   1,753
Cost of product sold         (81)  (64)   1,437   1,480
                            ----   ---    -----   -----
Gross profit                 (33)    4      361     273
                            ----   ---    -----   -----
Gross profit (%)                             20      16
                                          =====   =====
Selling expenses              (4)   (3)     211     204
EBITDA (1)                   (86)  (18)      47      (1)
EBIT (2)                     (88)  (20)     (21)    (56)

(1) Net earnings (loss) before interest expense, income taxes, depreciation, amortization and asset impairment.

(2)  Net earnings (loss) before interest expense and income taxes.

AGRIUM INC.
Product Lines
Three months ended March 31
(Unaudited - millions of U.S. dollars)
Schedule 2a

                                                         2010
                      -------------------------------------------------------------------------
                                                                           Cost of
                                Cost of              Sales     Selling     Product
                       Net      Product     Gross    Tonnes     Price        Sold       Margin
                      Sales   Sold(1)(2)   Profit   (000's)   ($/Tonne)   ($/Tonne)   ($/Tonne)
                      -----   ----------   ------   -------   ---------   ---------   ---------
Wholesale
   Nitrogen            239        167         72       732       327         229          98
   Potash              181         75        106       534       339         140         199
   Phosphate           115         97         18       250       460         388          72
   Product
      purchased for
      resale           205        193         12       677       303         285          18
   Other                49         40          9       174
                       ---        ---        ---     -----       ---         ---         ---
                       789        572        217     2,367       333         241          92
                       ---        ---        ---     -----       ---         ---         ---

Retail (3)(4)
   Crop
      nutrients         371       308        63
   Crop protection
      products          462       393        69
   Seed                 191       176        15
   Services and
      other              36        21        15
                      -----     -----       ---
                      1,060       898       162
                      -----     -----       ---
Advanced
   Technologies
   Turf and
   ornamental            44        34        10
   Agriculture           19        14         5
                      -----     -----       ---
                         63        48        15
                      -----     -----       ---
Other
   inter-segment
   eliminations        (114)      (81)      (33)
                      -----     -----       ---
Total                 1,798     1,437       361
                      =====     =====       ===

                                                         2009
                      -------------------------------------------------------------------------
                                                                           Cost of
                                Cost of              Sales     Selling     Product
                       Net      Product     Gross    Tonnes     Price        Sold       Margin
                      Sales   Sold(1)(2)   Profit   (000's)   ($/Tonne)   ($/Tonne)   ($/Tonne)
                      -----   ----------   ------   -------   ---------   ---------   ---------
Wholesale
   Nitrogen             229        174        55       673       340         258          82
   Potash                42         21        21        76       553         277         276
   Phosphate            113         87        26       202       559         430         129
   Product
      purchased for
      resale            266        264         2       883       301         299           2
   Other                 45         32        13       145
                      -----        ---       ---     -----       ---         ---         ---
                        695        578       117     1,979       351         292          59
                      -----        ---       ---     -----       ---         ---         ---

Retail (3)(4)
   Crop
      nutrients         437        419        18
   Crop
      protection
      products          426        349        77
   Seed                 148        123        25
   Services and
      other              40         18        22
                      -----      -----       ---
                      1,051        909       142
                      -----      -----       ---
Advanced
   Technologies
   Turf and
   ornamental            43         37         6
   Agriculture           24         20         4
                      -----      -----       ---
                         67         57        10
                      -----      -----       ---
Other
   inter-segment
   eliminations         (60)       (64)        4
                      -----      -----       ---
Total                 1,753      1,480       273
                      =====      =====       ===


(1) Wholesale includes an inventory and purchase commitment write-down for product purchased for resale of nil (2009 - $18-million):

(2)  Includes depreciation of $36-million (2009 - $24-million):

     (a) Wholesale has $34-million (2009 - $21-million): $18-million for nitrogen (2009 - $11-million), $4-million for potash (2009 - $4-million), $11-million for phosphate (2009 - $5-million) and $1-million for other (2009 - $1-million)

     (b)  Advanced Technologies has $2-million (2009 - $3-million)

(3) International Retail net sales were $27-million (2009 - $20-million) and gross profit was $5-million (2009 - $4-million)

(4) Comparative figures have been reclassified to conform to the current year's revised categories.

AGRIUM INC.
Selected Wholesale Volumes and Sales Prices
(Unaudited)
Schedule 3

                                     Three months ended March 31,
                               -----------------------------------------
                                       2010                 2009
                               -------------------   -------------------
                                Sales     Selling     Sales     Selling
                                Tonnes     Price      Tonnes     Price
                               (000's)   ($/Tonne)   (000's)   ($/Tonne)
                               -------   ---------   -------   ---------
Nitrogen
   Domestic
     Ammonia                      143       353         141       361
     Urea                         321       354         359       355
     Other                        178       246         117       284
                                -----       ---       -----       ---
   Total domestic nitrogen        642       324         617       343
   International nitrogen          90       353          56       311
                                -----       ---       -----       ---
Total nitrogen                    732       327         673       340
                                -----       ---       -----       ---
Potash
   Domestic                       349       387          19       751
   International                  185       250          57       479
                                -----       ---       -----       ---
Total potash                      534       339          76       553
                                -----       ---       -----       ---
Phosphate                         250       460         202       559
Product purchased for resale      677       303         883       301
Other
Ammonium sulfate                   90       198         106       224
Other                              84                    39
                                -----       ---       -----       ---
Total other                       174                   145
                                -----       ---       -----       ---
Total Wholesale                 2,367       333       1,979       351
                                =====       ===       =====       ===

/T/

FOR FURTHER INFORMATION PLEASE CONTACT:
Agrium Inc.
Richard Downey
Senior Director, Investor Relations
(403) 225-7357

OR

Agrium Inc.
Todd Coakwell
Manager, Investor Relations
(403) 225-7437
www.agrium.com

INDUSTRY: Chemicals-Commodity Chemicals, Chemicals-Petrochemicals, Chemicals-Plastics and fibers, Chemicals-Specialty Chemicals,
Chemicals-Wholesalers and Distributors

SUBJECT: ERN

-0-